Cybriatech Inc.

B2, 6/F, Phase-2 Hang Fund Industrial Building

2G, Hok Yuen Street, Hung Hom, Kowloon

Hong Kong

January 20, 2026

Via Edgar

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cybriatech Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed January 6, 2026
File No. 333-287896

Dear Officer:

This letter is in response to the letter dated January 15, 2026, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cybriatech Inc. (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 6 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form S-1 filed on January 6, 2026

Risk Factors, page 10

1.	We note your amended disclosure in response to prior comment 1 and reissue it in part. Please add to or revise your current risk factors to include the material risks associated with operating with one customer agreement, which we note is for $30,000 and for a duration of six months from December 15, 2025. Please also specifically address any risks related to your ability to continue operations once this customer agreement terminates.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed in the risk factor “As of the date of this filing, the Company has one effective customer agreement that is currently generating revenue. If we fail to attract new clients to enter into service agreements with us, our revenue may decline to zero and we may not be able to continue as a going concern.” on page 10 of the Registration Statement to include the material risks associated with operating with one customer agreement and the risks related to our ability to continue operations once this customer agreement terminates. The Company also advises the Staff the Company has disclosed such risks in the risk factors including “It is possible that our marketing consulting services will not generate as much interest from potential clients as we anticipate.” and “We may fail to attract clients to enroll in our marketing consulting services.”

Signatures, page II-5

2.	Your signature dates are as of January 6, 2025. Please update your signature page to the date of the filing.

Response: In response to the Staff’s comment, the Company has updated the signature page to the date of the filing.

Thank you in advance for your assistance in reviewing our responses and the Amendment No. 6 to Form S-1. Should you have any questions with respect to the above responses or the Form S-1/A, please do not hesitate to contact me.

Sincerely,

/s/ Hongyan Yu

Hongyan Yu

Chief Executive Officer